                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13G

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 2)*


                                BLYTH INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                   (Name of Issuer)



                       Common Stock - par value $0.02 per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)



                                      09643P108
                          ---------------------------------
                                    (CUSIP Number)



--------------------------------------------------------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                  Page 1 of 16 Pages

                           Exhibit Index Appears on Page 13

  CUSIP No. 09643P108                    13G                Page 2 of 16 Pages

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
            Robert B. Goergen
--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*               (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
  3  SEC Use Only
--------------------------------------------------------------------------------
  4  Citizenship or Place of Organization
             United States
--------------------------------------------------------------------------------
                                5  Sole Voting Power
     Number of                           9,880,754
      Shares                    ------------------------------------------------
    Beneficially                6  Shared Voting Power
     Owned By                            53,996
       Each                     ------------------------------------------------
     Reporting                  7  Sole Dispositive Power
      Person                             9,880,754
       With                     ------------------------------------------------
                                8  Shared Dispositive Power
                                         53,996
--------------------------------------------------------------------------------
  9  Aggregate Amount Beneficially Owned by Each Reporting Person     9,934,750
--------------------------------------------------------------------------------
 10  Check Box if the Aggregate Amount in Row (9)                          /X/
     Excludes Certain Shares*    Excludes 279,520 shares as to which Mr. Goergen
                                 disclaims beneficial ownership.
--------------------------------------------------------------------------------
 11  Percent of Class Represented by Amount in Row (9)                   31.6%
--------------------------------------------------------------------------------
 12  Type of Reporting Person*                                              IN
--------------------------------------------------------------------------------



----------------------
*    SEE INSTRUCTION BEFORE FILLING OUT!

  CUSIP No. 09643P108                    13G                Page 3 of 16 Pages

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
            Pamela M. Goergen
--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*               (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
  3  SEC Use Only
--------------------------------------------------------------------------------
  4  Citizenship or Place of Organization
             United States
--------------------------------------------------------------------------------
                                5  Sole Voting Power
     Number of                           279,520
      Shares                    ------------------------------------------------
    Beneficially                6  Shared Voting Power
     Owned By                            - 0 -
       Each                     ------------------------------------------------
     Reporting                  7  Sole Dispositive Power
      Person                             279,520
       With                     ------------------------------------------------
                                8  Shared Dispositive Power
                                         - 0 -
--------------------------------------------------------------------------------
  9  Aggregate Amount Beneficially Owned by Each Reporting Person       279,520
--------------------------------------------------------------------------------
 10  Check Box if the Aggregate Amount in Row (9)                          /X/
     Excludes Certain Shares*    Excludes an aggregate of 9,476,028 shares as
                                 to which Mrs. Goergen disclaims beneficial
                                 ownership.
--------------------------------------------------------------------------------
 11  Percent of Class Represented by Amount in Row (9)                    0.9%
--------------------------------------------------------------------------------
 12  Type of Reporting Person*                                              IN
--------------------------------------------------------------------------------



----------------------
*    SEE INSTRUCTION BEFORE FILLING OUT!

  CUSIP No. 09643P108                    13G                Page 4 of 16 Pages

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
            The Goergen Foundation, Inc.
--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*               (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
  3  SEC Use Only
--------------------------------------------------------------------------------
  4  Citizenship or Place of Organization
             Connecticut
--------------------------------------------------------------------------------
                                5  Sole Voting Power
     Number of                           - 0 -
      Shares                    ------------------------------------------------
    Beneficially                6  Shared Voting Power
     Owned By                            404,726
       Each                     ------------------------------------------------
     Reporting                  7  Sole Dispositive Power
      Person                             - 0 -
       With                     ------------------------------------------------
                                8  Shared Dispositive Power
                                         404,726
--------------------------------------------------------------------------------
  9  Aggregate Amount Beneficially Owned by Each Reporting Person       404,726
--------------------------------------------------------------------------------
 10  Check Box if the Aggregate Amount in Row (9)                          / /
     Excludes Certain Shares*
--------------------------------------------------------------------------------
 11  Percent of Class Represented by Amount in Row (9)                    1.3%
--------------------------------------------------------------------------------
 12  Type of Reporting Person*                                              CO
--------------------------------------------------------------------------------



----------------------
*    SEE INSTRUCTION BEFORE FILLING OUT!

  CUSIP No. 09643P108                    13G                Page 5 of 16 Pages

--------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
            Trust FBO Alice B. McCool (Robert B. Goergen & Dennis P. Goergen, co-trustees)
--------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*               (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
  3  SEC Use Only
--------------------------------------------------------------------------------
  4  Citizenship or Place of Organization
             Florida
--------------------------------------------------------------------------------
                                5  Sole Voting Power
     Number of                           - 0 -
      Shares                    ------------------------------------------------
    Beneficially                6  Shared Voting Power
     Owned By                            53,996
       Each                     ------------------------------------------------
     Reporting                  7  Sole Dispositive Power
      Person                             - 0 -
       With                     ------------------------------------------------
                                8  Shared Dispositive Power
                                         53,996
--------------------------------------------------------------------------------
  9  Aggregate Amount Beneficially Owned by Each Reporting Person        53,996
--------------------------------------------------------------------------------
 10  Check Box if the Aggregate Amount in Row (9)                          / /
     Excludes Certain Shares*
--------------------------------------------------------------------------------
 11  Percent of Class Represented by Amount in Row (9)                    0.2%
--------------------------------------------------------------------------------
 12  Type of Reporting Person*                                              OO
--------------------------------------------------------------------------------



----------------------
*    SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 6 of 16 Pages


                           AMENDMENT NO. 2 TO SCHEDULE 13G

                                         FOR

                                BLYTH INDUSTRIES, INC.



          The Schedule 13G (as heretofore amended, the "Schedule 13G"), dated February 3, 1995, of Robert B. Goergen, Pamela M. Goergen, The Goergen Foundation, Inc., Ropart Inc. and the Trust, dated December 18, 1989, for the benefit of Alice B. McCool, as amended by Amendment No. 1 thereto, with respect to the Common Stock, par value $0.02 per share, of Blyth Industries, Inc., a Delaware corporation (the "Issuer"), is hereby amended as follows:

Items 2(a), 2(b) and 2(c) are hereby amended in their entirety as set forth below:

Item 2(a) NAME OF PERSON FILING:

          (i)      Robert B. Goergen ("Mr. Goergen")

          (ii)     Pamela M. Goergen ("Mrs. Goergen")

          (iii)    The Goergen Foundation, Inc. (the "Foundation"); and

          (iv) Trust, dated December 18, 1989, for the benefit of Alice B. McCool (Robert B. Goergen and Dennis P. Goergen, co-trustees) (the "Trust").

          Mr. Goergen has ceased to be a co-trustee of the Charitable Remainder Annuity Trust, dated December 12, 1995, of Robert B. Goergen, which is no longer a filing person.

          Mr. Goergen, Mrs. Goergen, the Foundation, and the Trust are collectively referred to herein as the "Reporting Entities."

          This Schedule 13G is being jointly filed on behalf of each of the Reporting Entities. A Joint Filing Agreement between and among such parties is annexed hereto as Exhibit 1.

                                                              Page 7 of 16 Pages

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          The principal business office for each of Mr. Goergen, Mrs. Goergen and the Trust is 100 Field Point Road, Greenwich, Connecticut 06830. The principal business office for the Foundation is c/o Thomas E. Finn, 35 Mason Street, Greenwich, Connecticut 06830.

Item 2(c) CITIZENSHIP:

          (i)      Mr. Goergen is a citizen of the United States.

          (ii)     Mrs. Goergen is a citizen of the United States.

          (iii)    The Foundation is a Connecticut non-stock corporation.

          (iv) The Trust is a trust organized under the laws of the state of Florida.


Item 4 is hereby amended in its entirety as set forth below:

Item 4    OWNERSHIP:

          The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Entities is based upon 31,406,424 shares outstanding, which is the sum of 30,743,927 shares, the total number of shares of Common Stock outstanding as of November 29, 1996, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1996, as supplemented by 662,497 shares issued pursuant to the Issuer's acquisition of New Ideas International, Inc., as disclosed in press releases of the Issuer.



(a), (b)  As of December 31, 1996:

          (i) (A) Mr. Goergen owned directly 9,476,028 shares of Common Stock (of which 437,002 shares were held directly by Mr. Goergen and of which 9,039,026 shares of Common Stock were held in a living trust for the benefit of Mr. Goergen, of which Mr. Goergen is trustee) or 30.2% of the outstanding shares of Common Stock.

                                                              Page 8 of 16 Pages

                        (B) Mrs. Goergen owned directly 277,520 shares of Common Stock (all of which 277,520 shares of Common Stock were held in a living trust for the benefit of Mrs. Goergen, of which Mrs. Goergen is trustee), and held currently exercisable directors' stock options issued by the Company to purchase an aggregate of 2,000 shares of Common Stock, representing, in the aggregate, 279,520 shares, or 0.9% of the outstanding shares of Common Stock.

                        (C) The Foundation owned directly 404,726 shares of Common Stock or 1.3% of the outstanding shares of Common Stock.

                        (D) The Trust owned directly 53,996 shares of Common Stock or 0.2% of the outstanding shares of Common Stock.

          (ii) (A) Mr. Goergen is the spouse of Mrs. Goergen and, pursuant to Rule 13d-3 ("Rule 13d-3") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), may be deemed to beneficially own indirectly the 279,520 shares of Common Stock beneficially owned by Mrs. Goergen.

                        (B) Mr. Goergen is the President, a member of the Board of Directors of, and the sole investment manager of the Foundation, and, pursuant to Rule 13d-3, may be deemed to beneficially own the 404,726 shares of Common Stock held by the Foundation.

                        (C) Mr. Goergen is a co-trustee of the Trust and, pursuant to Rule 13d-3, may be deemed to beneficially own the 53,996 shares of Common Stock held by the Trust.

                        As a result, Mr. Goergen may be deemed to beneficially own an aggregate of 10,214,270 shares of Common Stock, or 32.5% of the outstanding shares of Common Stock. Mr. Goergen disclaims beneficial ownership of the 279,520 shares of Common Stock beneficially owned by Mrs. Goergen, and the filing of this statement shall not be construed as an admission that Mr. Goergen is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.

                                                              Page 9 of 16 Pages

          (iii) (A) Mrs. Goergen is the spouse of Mr. Goergen and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 9,476,028 shares of Common Stock held by Mr. Goergen.

                        As a result, Mrs. Goergen may be deemed to beneficially own an aggregate of 9,755,548 shares of Common Stock, or 31.1% of the outstanding shares of Common Stock. Mrs. Goergen disclaims beneficial ownership of the 9,476,028 shares of Common Stock held by Mr. Goergen, and the filing of this statement shall not be construed as an admission that Mrs. Goergen is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such Shares.

(c)       (i)           Mr. Goergen has the sole power to vote and dispose of,
                        or to direct the voting and disposition of, the aggregate of 9,880,754 shares of Common Stock held by the Foundation and him. Mr. Goergen has the shared power to vote or dispose of, or to direct the voting and disposition of, the aggregate of 53,996 shares of Common Stock held by the Trust.

          (ii) Mrs. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of the aggregate of 279,520 shares of Common Stock beneficially owned by her.

          (iii) The Foundation has the shared power (with Mr. Goergen) to vote and dispose of, or to direct the voting and disposition of, the 404,726 shares of Common Stock held by it.

          (iv) The Trust has the shared power (with Mr. Goergen) to vote and dispose of, or to direct the voting and disposition of, the 53,996 shares of Common Stock held by it.


Item 8 is hereby amended in its entirety as set forth below:

                                                             Page 10 of 16 Pages

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Each of the Reporting Entities filing this Amendment No. 2 to Schedule 13G pursuant to Rule 13d-1(c) is identified on Exhibit 2 hereto (as well as in item 2(a) above). Neither the filing of this statement nor the attachment of
Exhibit 2 hereto shall be deemed an admission that the filing persons comprise a group within the meaning of Section 13(d)(3) under the Exchange Act.

                                                             Page 11 of 16 Pages

                                      SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date: February 7, 1997


                                                 /s/ Robert B. Goergen
                                                 ------------------------
                                                 Robert B. Goergen




                                                 /s/ Pamela M. Goergen
                                                 ------------------------
                                                 Pamela M. Goergen



                                                 THE GOERGEN FOUNDATION, INC.



                                                 By:/s/ Robert B. Goergen
                                                    ------------------------
                                                    Name:  Robert B. Goergen
                                                    Title: President

                                                             Page 12 of 16 Pages

                                                 TRUST FOR THE BENEFIT OF ALICE
                                                 B. McCOOL


                                                 By:/s/ Robert B. Goergen
                                                    ------------------------
                                                    Name:  Robert B. Goergen
                                                    Title: Co-Trustee

                                                             Page 13 of 16 Pages

                                    EXHIBIT INDEX


Exhibit No.                  Name of Exhibit                          Page No.
-----------                  ---------------                          --------

  1                          Joint Filing Agreement                        14

  2                          Identification and Classification             16
                             of Reporting Entities